18 June 2007

ICI rejects 600p per share offer from Akzo Nobel

In response to the announcement today from Akzo Nobel, ICI Group PLC (“ICI”) can confirm that on 4 June 2007 it received an indicative proposal under which Akzo Nobel N.V. (“Akzo Nobel”) would acquire ICI for 600p per share in cash.

The Board of ICI considered this proposal and unanimously rejected it on the grounds that it significantly undervalues ICI. The Board is very confident in the Group’s strategy and strong growth prospects.

As required by the Takeover Code, ICI confirms that this announcement is not being made with the agreement or approval of Akzo Nobel. For the avoidance of doubt, there can be no certainty that the approach by Akzo Nobel will lead to an offer being made for ICI or as to the terms on which any offer might be made.

Contact information:

ICI:
John Dawson, VP for Investor Relations and Corporate Communications
Tel: +44 20 7009 5315

Regina Kilfoyle, Director of Corporate Communications
Tel: +44 20 7009 5410

Brunswick:
Kevin Byram / Nina Coad
Tel: +44 (0) 20 7404 5959

About ICI

ICI is one of the world’s major coatings, adhesives, starch and synthetic polymers businesses. ICI products today include adhesives for a wide range of applications, starches for the food industry, specialty polymers for personal care products, adhesives for the electronics and packaging markets as well as a wide range of decorative coatings and specialty products for domestic use and the construction industry. More than a quarter of ICI’s sales are made in Asia
Pacific, with 29% in Europe and over 40% in the Americas.

Listed on both the London and New York Stock Exchanges, ICI is a member of the
FTSE100, FTSE4Good and the Dow Jones Sustainability Index. ICI has approximately 26,000 employees worldwide and 2006 sales for its continuing operations of £4.8 billion.
Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Takeover Code (the “Code”), if any
person is, or becomes, “interested” (directly or indirectly) in 1% or more of any class of “relevant securities” of ICI, all “dealings” in any “relevant securities” of that company (including by means of an option in respect of, or a derivative referenced to, any such “relevant securities”) must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the “offer period”
otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an “interest” in “relevant securities” of ICI, they will be deemed to be a single person for the purpose of
Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all “dealings” in “relevant securities” of ICI by Akzo Nobel or ICI, or by any of their respective
“associates”, must be disclosed by no later than 12.00 noon (London time) on the
London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose “relevant securities” “dealings” should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel’s website at
www.thetakeoverpanel.org.uk.

“Interests in securities” arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an “interest” by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the
Takeover Panel’s website. If you are in any doubt as to whether or not you are required to disclose a “dealing” under Rule 8, you should consult the Takeover
Panel.